Exhibit 99.2

Media Advisory: ASML MaskTools and DNP Establish Strategic Alliance

Santa Clara, California, and Shinjuku-ku, Tokyo, February 23, 2004 – ASML MaskTools and Dai Nippon Printing (DNP) today announced a strategic alliance on CPL™ Technology. A single-mask, single-exposure resolution enhancement technique, CPL Technology is designed to increase the productivity of lithography processes by as much as 40 percent as compared with competing technologies as well as enhancing cost effectiveness and resolution capability. This new agreement extends industry support for CPL Technology and builds additional momentum for its adoption.

“This is an exciting time to join forces with ASML MaskTools as it pioneers critical advancements in low k1 lithography,” said Naoya Hayashi, general manager, Electronic Device Laboratory, DNP. “We are impressed with the performance of CPL Technology and consider it to be one of the viable techniques to maximize lithography investments.”

As part of the agreement, DNP will develop a production worthy mask-making process that ensures delivery of high-quality CPL masks with fast turnaround times to semiconductor manufacturers around the world. To date, DNP has delivered a number of CPL test masks with positive results. ASML MaskTools will provide DNP an R&D license for its portfolio of CPL Technology patents.

“This endorsement from the world’s leading mask maker, DNP, is further proof of the benefits CPL Technology will bring to our global customer base,” said Dinesh Bettadapur, president and CEO, ASML MaskTools. “Collaborating with DNP and other industry leaders has resulted in a complete CPL solution flow. All the necessary elements are now in place for the adoption of CPL by chip manufacturers and foundries.”

ASML, the world’s leading provider of lithography systems for the semiconductor industry, is the only company offering its customers a complete portfolio of hardware and software solutions that extend the capabilities of optical lithography.

About Dai Nippon Printing

Dai Nippon Printing (DNP) is one of the world’s largest comprehensive printing companies and conducts a wide range of businesses, including publication printing, commercial printing, smart cards, business forms, networking and electronic components. The company is the top vendor of high-tech photomasks, produced by applying fundamental printing techniques and technologies. DNP accounts for about 70 percent of Japan’s photomask market and 30 percent of the world market. DNP has over 35,000 employees and its net sales in fiscal 2003 were over US$10.9 billion. For more information on DNP, please visit our website at www.dnp.co.jp.

About ASML MaskTools

ASML MaskTools, based in Santa Clara, California, offers leading edge optical extension technologies and products for the semiconductor industry. Core products include MaskWeaver for full-chip, model-based OPC/CPL™/DDL™ mask optimization and LithoCruiser for lithography process analysis and optimization. As optical lithography continues to be used for volume IC manufacturing below the wavelength of the exposure light source, these technologies and products enhance photolithography process latitude, thereby improving integrated circuit yields in manufacturing. For more information on ASML MaskTools, contact the company by calling 1 408 855 0500 or visit their website at www.masktools.com.

ASML Tom McGuire Vice President Communications corpcom@asml.com tel: +31.40.268.5758 fax: +31.40.268.3655

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300 fax: +1.203.761.4207

ASML Craig DeYoungVice President Investor Relations craig.deyoung@asml.com tel: +1.480.383.4005 fax: +1.480.383.3976

ASML Franki D’Hoore Director European Investor Relations & EU Affairs franki.dhoore@asml.com tel: +31.40.268.6494 fax: +31.40.268.3655

DNP Rey Saida Press and Public Relations tel: +81 3 5225 8220